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5-10-2004

04018188

SECU[...]MMISSION CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 18 2004

SEC FILE NUMBER
8- 43068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10227 Wincopin Circle, Suite 810
(No. and Street)

Columbia (City) Maryland (State) 21044 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Barton Harvey III 410-964-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman, CPAs P.C.
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road (Address) Bethesda (City) Maryland (State) 20814 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Barton Harvey, III affirm that, to the best of my knowledge and belief, the accompanying financial statements pertaining to Enterprise Equities, Inc., for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

F. M [signature] 1/23/04

Signature Date

PRESIDENT

Marjorie A. Dineen

My commission expires April 1, 2004

Notary Public

Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Enterprise Equities, Inc.
Columbia, Maryland

We have audited the following financial statements of Enterprise Equity, Inc. (the "Company") (a wholly owned subsidiary of The Enterprise Social Investment Corporation) for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002 were audited by other auditors whose report dated January 17, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Equities, Inc., at December 31, 2003 and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reznick Fedder & Silverman

Bethesda, Maryland
January 14, 2004

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Enterprise Equities, Inc.

(a wholly owned subsidiary of The Enterprise Social Investment Corporation)

BALANCE SHEETS

December 31,

ASSETS

	2003	2002
Cash and cash equivalents	$ 145,250	$ 204,813
Due from The Enterprise Social Investment Corporation	4,266	-
Prepaid expenses and deposits	13,511	10,402
TOTAL ASSETS	$ 163,027	$ 215,215

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 884
Due to The Enterprise Social Investment Corporation	-	43,023
Total liabilities	0	43,907
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share - authorized, issued and outstanding, 1,000 shares	1,000	1,000
Additional paid-in capital	49,000	49,000
Retained earnings	113,027	121,308
Total stockholder's equity	163,027	171,308
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 163,027	$ 215,215

See notes to financial statements